S

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934





For the month of June 2005
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant's name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___×___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __×__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___×___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This report on Form 6-K contains the following:

1. Annual Report for the year ended March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date July 26, 2005 By 

Takashi Hatchoji
Senior Vice President and Executive Officer

(Summary Translation)

Annual Report pursuant to Article 24.1 of the Securities and Exchange Law of Japan

For the 136th business period
(from April 1, 2004 to March 31, 2005)

Hitachi, Ltd.
Tokyo, Japan

CAUTIONARY STATEMENT
Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.
Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to: fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products; rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the markets for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general socio-economic and political conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports; uncertainty as to Hitachi's access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies; uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness; uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing; and uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.
The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. History

Hitachi, Ltd. ("Company") was founded in 1910 as a small electric repair plant and was incorporated in February 1920.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of March 31, 2005)

Information & Telecommunication Systems	90,173
Electronic Devices	25,943
Power & Industrial Systems	84,602
Digital Media & Consumer Products	31,302
High Functional Materials & Components	55,032
Logistics, Services & Others	28,706
Financial Services	4,084
Corporate	3,230
Total	323,072

The number of employees of the Company was 38,537 as of March 31, 2005.

The Business

1. Revenues by Industry Segment (Consolidated basis)

(Millions of yen)

Industry Segment	Fiscal year ended March 31, 2005
Information & Telecommunication Systems	2,268,386
Electronic Devices	1,320,177
Power & Industrial Systems	2,515,366
Digital Media & Consumer Products	1,280,302
High Functional Materials & Components	1,504,312
Logistics, Services & Others	1,248,296
Financial Services	529,695
Eliminations & Corporate items	(1,639,491)
Total	9,027,043

2. Contracts, etc.

(a) On May 25, 2004, the Company entered into a merger agreement with its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd. Pursuant to the agreement, the Company merged these two companies into itself on October 1, 2004. The Company believes that this transaction will strengthen its automotive products business due to synergies it expects to realize through the integration of operations, including the sales and R&D functions of the three companies.

(b) License Agreement

	Concerning
As Licensee	
General Electric Co.	Gas turbines
QUALCOMM Inc.	Wireless communication equipment

	Concerning
Cross License and Joint Development	
General Electric Co.	Nuclear power plants
International Business Machines Corp.	Servers
Hewlett-Packard Co.	UNIX servers
EMC Corporation	Information handling systems

3. Expenditures on Research and Development (Consolidated basis)

(Millions of yen)

Industry Segment	Fiscal year ended March 31, 2005
Information & Telecommunication Systems	164,765
Electronic Devices	47,361
Power & Industrial Systems	78,576
Digital Media & Consumer Products	32,172
High Functional Materials & Components	43,398
Logistics, Services & Others	5,354
Financial Services	2,347
Corporate items	14,661
Total	388,634

Capital Investment (Consolidated basis)

(Millions of yen)

Industry Segment	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006 (Forecast)
Information & Telecommunication Systems	103,023	109,000
Electronic Devices	47,039	37,000
Power & Industrial Systems	98,348	107,000
Digital Media & Consumer Products	38,426	41,000
High Functional Materials & Components	75,535	89,000
Logistics, Services & Others	31,160	28,000
Financial Services	591,330	609,000
Eliminations & Corporate items	(25,268)	(20,000)
Total	959,593	1,000,000

Property (Consolidated basis)

(As of March 31, 2005)

Industry Segment	Asset in Book Value (Millions of yen)
Information & Telecommunication Systems	359,195
Electronic Devices	194,322
Power & Industrial Systems	540,051
Digital Media & Consumer Products	185,018
High Functional Materials & Components	461,223
Logistics, Services & Others	255,478
Financial Services	343,030
Eliminations & Corporate items	19,614
Total	2,357,931

The Company

1. Capital Stock at the end of March 2005 282,033 million yen

2. Total Shares Issued at the end of March 2005 3,368,126,056 shares

* The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo stock exchanges in Japan and on the Luxembourg, Frankfurt, Euronext Amsterdam, Euronext Paris and New York stock exchanges overseas.

3. Main Shareholders

(As of March 31, 2005)

	Name of Shareholders	Number of Shares (shares)	Percentage to Total Shares Issued
1	NATS CUMCO*	216,030,050	6.41%
2	The Master Trust Bank of Japan, Ltd.	194,452,000	5.77
3	Japan Trustee Services Bank, Ltd.	172,379,000	5.12
4	The Chase Manhattan Bank, N.A. London	149,190,746	4.43
5	State Street Bank and Trust Company	146,737,849	4.36

*NATS CUMCO is the nominee name for the aggregate of the Company's American Depositary Receipts (ADRs) depositary.

4. Incentive Stock Option Plan

The Company introduced a stock option plan resolved at the 131st Ordinary General Meeting of Shareholders held June 28, 2000 and the 132nd Ordinary General Meeting of Shareholders held June 27, 2001, respectively. The Company has granted rights to subscribe for new shares to its Directors and certain employees under these plans. The Company introduced a stock option plan resolved at the 134th Ordinary General Meeting of Shareholders held June 25, 2003 and the 135th Ordinary General Meeting of Shareholders held June 24, 2004, respectively. The Company has granted rights to subscribe for new shares to its Directors, Executive Officers and certain employees under these plans. In addition, at the 136th Ordinary General Meeting of Shareholders held June 24, 2005, the shareholders of the Company approved a stock option plan for its Directors, Executive Officers and certain employees.

5. Directors and Executive Officers

(a) Directors

Position	Committee Membership	Name
Board Director (Chair)	Audit Committee (Chair)	Yoshiki Yagi
Director	Nominating Committee, Compensation Committee	*Etsuhiko Shoyama
Director	Audit Committee	Kotaro Muneoka
Director		*Takashi Miyoshi
Director	Nominating Committee, Audit Committee	Ginko Sato
Director	Nominating Committee, Audit Committee, Compensation Committee	Hiromichi Seya
Director	Compensation Committee	Akira Chihaya
Director	Nominating Committee, Audit Committee, Compensation Committee	Toshiro Nishimura
Director		*Isao Uchigasaki
Director		Takashi Kawamura
Director		Yoshiro Kuwata
Director		Hiroshi Kuwahara
Director	Nominating Committee (Chair), Compensation Committee (Chair)	Masayoshi Hanabusa
Director		Ryuichi Seguchi

(Notes) The Directors marked with * concurrently hold the position of Executive Officers.

(b) Executive Officers

Position	Name	Responsibilities
Representative Executive Officer President and Chief Executive Officer	Etsuhiko Shoyama	Overall management
Representative Executive Officer Executive Vice President and Executive Officer	Isao Ono	Sales operations and information & telecommunication systems business
Representative Executive Officer Executive Vice President and Executive Officer	Michiharu Nakamura	Research & development and business incubation
Representative Executive Officer Executive Vice President and Executive Officer	Masaharu Sumikawa	Power & industrial systems business, automotive systems business and production engineering
Representative Executive Officer Executive Vice President and Executive Officer	Kazuo Furukawa	Information & telecommunication systems business, digital media business, Hitachi group global business, corporate export regulation and business development
Senior Vice President and Executive Officer	Hiroaki Nakanishi	Hitachi group global business (North America)
Senior Vice President and Executive Officer	Takashi Hatchoji	Hitachi group legal and corporate communications, corporate auditing and human resources
Senior Vice President and Executive Officer	Takashi Miyoshi	Finance and corporate pension system
Senior Vice President and Executive Officer	Takuya Tajima	Sales operations
Vice President and Executive Officer	Shigeharu Mano	Power systems business
Vice President and Executive Officer	Kazuhiro Mori	Industrial systems business
Vice President and Executive Officer	Kunihiko Ohnuma	Urban planning and development systems business
Vice President and Executive Officer	Manabu Shinomoto	System solutions business and platform and network systems business
Vice President and Executive Officer	Kazuhiro Tachibana	Digital media business
Vice President and Executive Officer	Taiji Hasegawa	Automotive systems business
Vice President and Executive Officer	Junzo Kawakami	Automotive systems business (suspensions and brakes)

Position	Name	Responsibilities
Vice President and Executive Officer	Minoru Tsukada	Hitachi group global business (China)
Vice President and Executive Officer	Masahiro Hayashi	Sales operations (Kansai area)
Vice President and Executive Officer	Makoto Ebata	Hitachi group strategy and Hitachi group global business
Vice President and Executive Officer	Iwao Hara	Human resources
Vice President and Executive Officer	Shozo Saito	Power systems engineering
Executive Officer	Yasuo Sakuta	Intellectual property
Executive Officer	Takao Suzuki	Sales operations (Chugoku area)
Executive Officer	Koichiro Nishikawa	Business development
Hitachi Group Executive Officer	Isao Uchigasaki	Hitachi group overall strategy

Financial Statements

The consolidated financial statements and unconsolidated financial statements were included in the reports on Form 6-K which have been submitted to the SEC.